UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 3, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

ITEM 1:    Reporting Issuer

Methanex Corporation (“Methanex”)
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

ITEM 2:    Date of Material Change

November 21, 2003

ITEM 3:    Press Release

The press releases announcing this material change were issued on November 21, 2003 in Canada and the United States.

ITEM 4:    Summary of Material Change

On November 21, 2003, Methanex Corporation (the “Company”) announced that it will write down the carrying value of its methanol production assets in New Zealand and Alberta, resulting in a non-cash before and after-tax charge of approximately US$130 million in the fourth quarter of 2003.

The Company also announced that it has commenced a solicitation of consents to a proposed amendment to the indenture (the “Indenture”) relating to the Company’s 7.75% notes due August 15, 2005.

ITEM 5:    Full Description of Material Change

On November 21, 2003, the Company announced that it will write down the carrying value of its methanol production assets in New Zealand and Alberta. The non-cash before and after-tax charge of approximately US$130 million will be taken in the fourth quarter of 2003. Prior to the write-down, annual depreciation for these assets totalled approximately US$30 million.

The write-down of these assets reflects the changed economics for natural gas in both New Zealand and North America. In February 2003, following a re-determination process, the Company lost substantially all of its remaining contractual natural gas entitlements from the Maui field offshore New Zealand. Since then, the Company has performed a comprehensive review of options and pursued multiple avenues but has not been able to secure sufficient quantities of natural gas feedstock at an economical price. The Company’s Medicine Hat facility

1

has been idled since 2001 and the write-down of the plant reflects the Company’s view on long-term North American natural gas prices and its reduced reliance on North American production as it continues to implement its low-cost strategy of expanding methanol capacity in regions with low feedstock costs.

Despite the write-downs, the Company continues to work to secure enough gas to produce 0.5 to 1.0 million tonnes of methanol in New Zealand during 2004. Prospects beyond 2004 are uncertain. The Company continues to view the Medicine Hat facility as providing valuable swing capacity to supplement its low-cost methanol production hubs in Chile and Trinidad.

The Company also announced on November 21, 2003 that it has commenced a solicitation of consents to a proposed amendment to the Indenture governing the Company’s 7.75% notes due August 15, 2005. The Indenture currently provides that the Company may not make certain shareholder distributions, other than dividends of up to US$30 million in any 12 month period, if the Company’s “Consolidated Net Worth”, which approximates shareholders’ equity, is less than US$850 million. The proposed amendment to the Indenture would allow Methanex to add back to “Consolidated Net Worth” up to US$200 million of non-cash write-downs.

ITEM 6:    Reliance on section 85(2) of the Act

This report is not being filed on a confidential basis in reliance on section 85(2) of the Act.

ITEM 7:    Omitted Information

None.

ITEM 8:    Senior Officer

For further information, contact:

Chris Cook
Director, Investor Relations
(604) 661-2600

ITEM 9:    Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 2nd day of December, 2003.

METHANEX CORPORATION

/s/ Randy Milner

Randy Milner
Senior Vice President, General Counsel and Corporate Secretary

2